

October 5, 2011

<u>Via E-mail</u>
Jack Kaye
Chief Executive Officer
Technis, Inc.
140 Broadway, 46<sup>th</sup> Floor
New York, NY 10005

> **Re:     Technis, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 29, 2011**
> **File No. 333-171548**

Dear Mr. Kaye:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 12</u>

1. We note your responses to comments six and eight from our letter dated September 9, 2011.  We also note that, on page 12, you state that $30,990 is the minimum you need to raise to execute on your business plan.  However, on page 20, you disclose that you expect your chief executive officer, Mr. Kaye, to supply the "difference between the net proceeds at a completion rate of 50% of the public offering, and the minimum sales and marketing expenses set forth above, yielding a total amount to execute the business plan of $80,010."  Please revise your disclosure to clarify the minimum amount you need to raise to execute on your business.  In addition, please revise your disclosure on page 12 to clarify whether your current disclosure that $30, 990 is the minimum you need to raise is this offering is based on the assumption that your CEO will "supply" the balance you need to execute on your business plan.  Please provide additional disclosure regarding Mr. Kaye's pledge to provide the balance of the funding necessary to execute on your business plan, including whether he will supply funding to the business if you raise less

or more than $30,000, and if so, in what amount.  In addition, please discuss your expectation on the form of this funding (e.g. debt or equity).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3325 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director